UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

(UNITED BREWERIES COMPANY, INC)

Open Stock Corporation

INFORMATION ON PROPOSALS

TO BE SUBMITTED TO VOTE

AT THE

123st ORDINARY SHAREHOLDERS’ MEETING

To be held on April 15, 2026, at 12:00 hrs.

Regarding the proposals that will be submitted to vote in the next Ordinary Shareholders’ Meeting (the “Shareholders´ Meeting”) of COMPAÑÍA CERVECERÍAS UNIDAS S.A. (“CCU” or the “Company”), to be held at Sala de Arte CCU, located at Avenida Vitacura N° 2,670, comuna de Las Condes, Santiago, as well as through technological means of participation and remote voting, and pursuant to the provisions of article 59 of the Chilean Corporations Act, Law N° 18,046, the shareholders are hereby informed of the following:

1.	Approval of the Annual Report, Consolidated Financial Statements and External Auditors’ Report, corresponding to the fiscal year ended on December 31, 2025.

The Consolidated Financial Statements of the Company as of December 31, 2025, including the report of the External Auditing Firm and its respective notes, are available to the public at the Company's offices and have been published on February 24, 2026, as required by article 76 of the Chilean Corporations Act, Law N° 18,046, on the Company's website www.ccuinvestor.com, in the Financial Reports section.

Additionally, in accordance with article 75 of the Chilean Corporations Act, Law N° 18,046, the Company has made available to the shareholders the Annual Report for the year ended on December 31, 2025, on the website of the Company www.ccuinvestor.com, in the Financial Reports section.

2.	Distribution of the profits accrued during fiscal year 2025 and dividends payment.

The Board of Directors, at its meeting held on March 4, 2026, resolved to propose to the Shareholders´ Meeting the distribution of a final dividend N° 272, with charged to the Net income attributable to equity holders of the parent company (hereinafter “Net income”) of the year 2025, amounting to CLP $27,537,862,946, which represents 23.51% of the distributable Net income of the year ended on December 31, 2025, which amounts to $117,152,207,416, that is, CLP $74.52679 per share, to be paid beginning on April 24, 2026.

This final dividend is of a mixed nature, as: a) 14.92% is the mandatory minimum dividend amounting to $4,107,423,485, equivalent to 3.51% of the distributable Net income for the fiscal year ended December 31, 2025, and b) 85.08% is the additional final dividend amounting to $23,430,439,461, equivalent to 20.00% of the distributable Net income for the aforementioned fiscal year.

The proposed final dividend, together with the interim dividend N° 271 paid in November 2025, amounting to $31,038,241,248 and equivalent to 26.49% of said Net income, means that the total amount to be distributed is $58,576,104,194, equivalent to 50.00% of the distributable Net income for the fiscal year ended December 31, 2025.

Consequently, of the aforementioned distributable Net income, the amount of $35,145,664,733 corresponds to the mandatory minimum dividend of 30%, that is, $95.11608 per share; and the amount of $23,430,439,461 corresponds to the additional dividend amounting to 20.00% of the aforementioned profit, that is, $63.41071 per share, for a total of $158.52679 per share.

Likewise, it will be submitted to the Shareholders' Meeting approval, to allocate the balance of the distributable Net income to increase Retained Earnings.

If the Shareholders´ Meeting approves the proposed final dividend N° 272, shareholders of record at midnight on the fifth business day prior to said date, that is, April 18, 2026, will be entitled to this dividend, in accordance with the procedure described below.

The procedure to be used for payment of future dividends and the security measures that will be observed:

(i)	Within the first ninety days as of the date of the beginning of the dividend payment, the dividend will be paid through bank drafts (“vale vista bancario”) issued in the name of the shareholder who shall personally request such document at the bank´s offices agreed to with the administration of Company´s Shareholder Registry, DCV Registros S.A. which will be indicated on the announcement that will be published to that end, and the payment will be made in any office of said bank during their operating hours, that is, from 09:00 to 14:00 hrs. For dividend N° 272 the bank will be Banco de Crédito e Inversiones (“BCI”).

(ii) Those shareholders that have so requested will receive payment of their dividends through bank deposit to a savings or current account of which they are the entitled owner in Chile. This request must be made in writing and be in the possession of the Company´s Shareholder Registry before the closing date of the registry.

(iii)The selected method of payment by each shareholder will be used by the Shares Registry for all the payments of dividends, as long as the shareholder does not express in writing his or her intention of changing the method and registers a new option.

(iv)The shareholders that have not chosen a payment method, will be paid through bank drafts (“vale vista bancario”), in accordance with the method described in point (i).

(v) After ninety days from the beginning of the dividend payment, that is, as of July 24, 2026, the shareholders or their attorneys shall collect the dividend at the Company´s Shareholder Registry office, located at Av. Los Conquistadores N° 1,730, Piso 24, Torre Santa María Dos, comuna de Providencia, Santiago, Monday through Thursday from 09:30 to 17:00 hrs. and Fridays from 09:30 to 16:00 hrs. At the time of such withdrawal, they shall identify themselves with their identity card, exhibit the power of attorney if applicable, sign the receipts, voucher and registers that the Company requires to that end. Payment in these cases will always be through nominative checks. For further information call (56 2) 2393 9003 or send an email to atencionaccionistas@dcv.cl.

(vi) In case of deposits in current bank accounts, shareholders can request, for security reasons, the verification of these accounts by the pertinent banks. If the shareholders’ accounts are rejected, because of a previous procedure of verification or due to any other reason, the dividend will be paid through the method indicated in point (i), or as indicated in point (v), as applicable.

(vii) The payment of dividends will be communicated by means of a notice in the newspaper in which the Shareholders' Meetings are summoned. Notwithstanding the foregoing, the notice regarding final dividend N° 272 will be published in the newspaper El Mercurio and, should the Board of Directors’ proposal to change the newspaper in which such notices are to be published be approved at the Shareholders' Meeting, also on El Líbero online

3.	Election of the members of the Board of Directors.

The list of candidates for the position of director of the Company who accept their nomination and declare that they fulfill all requirements for holding the position, together with information regarding the experience and professional profile of each candidate who has so far provided such information to the Company, shall be made known to the shareholders through publication on the website www.ccuinvestor.com section Shareholders subsection Shareholders' Meeting, at least two days prior to the Shareholders' Meeting. In any case, the updated list will be made available to the shareholders at the beginning of the Shareholders' Meeting.

4.	Determination of the remuneration of the members of the Board of Directors for fiscal year 2026.

The Board of Directors agreed to propose the same compensation that was approved by the prior Ordinary Shareholder’s Meeting, consisting of a monthly gross remuneration, as of May 2026, of UF 100 per director and UF 200 for the Chairman, for attendance to Board meetings, independent of the number of sessions held in each period, plus an equivalent of 3% of the distributed dividends with charge to the Company´s profits, for the whole board, calculated over a maximum of 50% of the distributable Net income, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2026, which will be paid at the same time as the dividend or dividends are made available to the shareholders. If the distributed dividends exceed 50% of the distributed net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

5.	Determination of the remuneration of the members of the Directors´ Committee and its budget for the fiscal year 2026.

The Board of Directors agreed to propose to the Shareholders' Meeting to maintain the same compensation approved by the previous Ordinary Shareholders' Meeting, that is, a remuneration for each director member of the Directors' Committee of one third calculated on the total remuneration that each director receives in his capacity as such, consisting of a gross monthly attendance fee, independent of the number of meetings held during the period, of UF 50, plus the amount that, as the percentage of the dividends, as set forth in the preceding number regarding Board member’s remuneration, is required to complete the additional one-third established in article 50 bis of the Chilean Corporations Act, Law N° 18,046, and the Circular Letter N° 1,956 of the Financial Market Commission. In any case, the amount required to complete the additional one-third will be settled and paid at the end of the period, once the total payment regarding compensation of the Board of Directors is known.

Regarding the annual budget for operating costs of the Directors Committee and their advisors, it was agreed to propose that this budget is fixed at an amount equal to the sum of the annual compensation of its members, in accordance with the article 50 bis section 12, of the Chilean Corporations Act, Law N° 18,046.

6.	Determination of the remuneration of the members of the Audit Committee and its budget for the fiscal year 2026.

The Board agreed to propose to the Shareholders' Meeting to maintain the same compensation approved by the previous Ordinary Shareholders' Meeting for each director member of the Audit Committee and for each of the directors who are appointed as observers of the same, consisting of a gross monthly attendance fee, regardless of the number of meetings held during the period, amounting to UF 50; and to maintain a total annual budget for operating costs and advisors of UF 2,000.

7.	Appointment of External Auditors Firm for the 2026 fiscal year.

The Board of Directors of CCU, as discussed in the meetings held on March 5, 2025, agreed to propose to the Shareholders’ Meeting to maintain Pricewaterhouse Coopers Consultores, Auditores y Compañía Limitada (“PWC”) as External Auditors of the Company and, as a second option, Deloitte Auditores y Consultores Limitada (“Deloitte”).

Thus, the Board of Directors took into consideration the proposal of the Directors Committee of CCU which, in accordance with the article 50 bis of the Chilean Corporation Act (Law N° 18,046) and Circular Letter N° 718 of February 10, 2012, clarified and complemented by the Circular Letter N° 764 of December 21, 2012, both from the Financial Market Commission, proposed to the Board of Directors of the Company to submit to the next Ordinary Shareholders’ Meeting to maintain PWC as the External Audit company for year 2026 and, in second place of preference, the firm Deloitte. The foregoing, based on the same reasons that will be developed in the following paragraphs.

The Audit Committee of CCU, formed pursuant to the Sarbanes Oxley Act of the United States of America, submitted to the Board of Directors a proposal on the same terms as the Directors Committee.

The following are the reasons that support the abovementioned proposal of the Board of Directors to the Shareholders’ Meeting:

(i)	PWC: (1) The experience of PWC in auditing companies with similar size and complexity as CCU and its subsidiaries; (2) Adequate structure and experience to assist companies that trade on the New York Stock Exchange (ADRs); (3) Profound knowledge of CCU and its subsidiaries; (4) Competence of the team that will perform the audit function ; (5) Company that fulfills the parameters of suitability and independence, guaranteed by the partner rotation policy and other guidelines that PWC applies on an international level, together with the policy on this subject adopted by the Board of Directors of CCU that consists of requiring the external audit company to rotate the assigned partner every five years; (6) Satisfaction of the Board of Directors and management regarding the quality of the services provided since April 30, 1982; (7) Convenient cost of the offered services, considering the number of hours committed, the level of the activities involved and the proposed price.

(ii)	Deloitte: (1) Deloitte is considered a prestigious auditing company in Chile and on an international level, with the support of a global network to audit companies of the characteristics of CCU and its subsidiaries, which trades on the New York Stock Exchange (ADRs); and (2) Competence of the team that will perform the audit function.

The most relevant factors that have motivated the prioritization amongst the options that have been considered are the ones mentioned on point (1) to (6) of paragraph (i).

8.	Appointment of Risk Rating Agencies for the 2026 fiscal year.

The Directors Committee of CCU, in accordance with paragraph 8° number 2 of article 50 bis of the Chilean Corporations Act (Law N° 18,046 ), agreed to propose to the Board of Directors of CCU, to be submitted to the next Shareholders’ Meeting approval to maintain Fitch Chile Clasificadora de Riesgo Ltda. and International Credit Rating Compañía Clasificadora de Riesgo Ltda., as risk rating agencies for the period 2026, due to the Company’s satisfaction regarding the services rendered to date and in order to maintain an international rating company, both having presented favorable economic conditions. The proposal of the Directors Committee was confirmed by the Company’s Board of Directors at its meeting held on March 4, 2026.

9.	Designation of the newspaper of the registered domicile of the Company in which legally required publications will be made.

The Board of Directors of CCU, during its meeting held on March 4, 2026, agreed to propose to the Shareholders´ Meeting, that El Libero online be the newspaper where notices to Shareholders’ Meetings shall be made, in accordance with article 59 of the Chilean Corporations Act (Law N° 18,046), article 10 of its Regulation and article twenty seven of the Company´s bylaws. Without prejudice to the foregoing, the Company may publish in other newspapers when the law does not specifically require that such notice is to be published in the newspaper where notices to Shareholders’ Meetings have to be made.

Santiago, March 31, 2026.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 31, 2026